Exhibit I

SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35-________); 70-7926

            GPU, Inc. ("GPU"), a registered holding company, 300 Madison Avenue, Morristown, New Jersey 07960, and GPU's three operating company subsidiaries, Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company (collectively, the "Operating Companies", and, together with GPU, the "GPU Companies"), 2800 Pottsville Pike, Reading, Pennsylvania 19640, have filed with the Commission a post-effective amendment to their Declaration on Form U-1 in SEC File No. 70-7926 pursuant to Sections 6(a), 7, 9(a), 10 and 12(b) of the Public Utility Holding Company Act of 1935 ("Act") and Rules 45, 53 and 54 thereunder.

         By Orders dated December 15, 2000 (HCAR No. 35-27302), June 22, 1999 (HCAR No. 26544), December 22, 1997 (HCAR No. 35-26801) and July 17, 1996 (HCAR
No. 35-26544) ("Prior Orders"), the Commission,  among other things,  authorized
(1) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 their respective unsecured promissory notes, with maturity dates not more than nine months after issuance, to various commercial banks pursuant to loan participation arrangements and lines of credit ("Lines of Credit"); (2) JCP&L, Met-Ed and Penelec (the "Operating Companies") to issue and sell from time to time through December 31, 2003 their unsecured short-term promissory notes as commercial paper ("Commercial Paper"); (3) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 unsecured promissory notes to lenders other than commercial banks, insurance companies or similar institutions ("Other Short-Term Debt") (borrowings under Lines of Credit, Commercial Paper and Other Short-Term Debt are collectively referred to as "Short-Term Borrowings"); (4) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 unsecured promissory notes pursuant to an amended and restated credit agreement ("Credit Agreement") in an aggregate amount of up to $250 million; and (5) GPU to issue and sell from time to time through December 31, 2003 Commercial Paper in an aggregate amount of up to $100 million. The authorized amounts of Short-Term Borrowings that may be outstanding at any one time for each GPU Company are as follows: GPU - up to $250 million; JCP&L - up to the limitation on short-term indebtedness contained in its charter ($266 million at December 31, 2000); Met-Ed - up to $150 million; and Penelec - up to $150 million (the "Authorized Amounts").

         The GPU Companies now propose that the Operating Companies issue, sell and renew Other Short-Term Debt to GPU, in addition to the lenders authorized in the Prior Orders, from time to time through December 31, 2003. The Authorized Amounts would remain unchanged. The GPU Companies are seeking this authority to allow for greater financial flexibility within the GPU holding company system. In order to provide the Operating Subsidiaries with an alternative source to fund temporary cash flow requirements, GPU would intend to make short-term loans to the




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Operating  Companies  from  time  to  time  subject  to  the  Authorized  Amount limitations. The interest rate payable by the Operating Companies on any such borrowings would not exceed GPU's own average cost of short-term bank borrowing during the period when the loan is outstanding.

         In addition, the GPU Companies seek authority to secure borrowings made from time to time under Lines of Credit, Other Short-Term Debt and the Credit Agreement. The Credit Agreement expires by its terms on May 6, 2001. The GPU Companies are currently negotiating with the agent banks under the Credit Agreement the possible terms and conditions of a renewal or extension of the Credit Agreement. GPU has been advised by the agent banks under the Credit Agreement that it may be necessary for the Operating Companies to secure their respective future borrowings under the Credit Agreement (for example, by a pledge of Senior Notes and/or First Mortgage Bonds) in connection with any renewal or extension of its Credit Agreement. GPU has been further advised by the agent banks under the Credit Agreement that it may be necessary to increase the level of fees and interest rates upon borrowings in connection with any such renewal or extension.

      Finally the GPU Companies propose to increase the aggregate principal amount of promissory notes they may issue, sell and renew under the Credit Agreement to $500 million. In no event, however, would the aggregate outstanding amount of short-term debt issued by any GPU Company at any time exceed its Authorized Amount.

            The Declaration, as amended, is available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ________________, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Declaration, as amended, may be permitted to become effective.





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